Exhibit 99.1

HUYA Inc. Reports Third Quarter 2021 Unaudited Financial Results

GUANGZHOU, China, Nov. 9, 2021 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•	Total net revenues for the third quarter of 2021 increased by 5.7% to RMB2,975.5 million (US$461.8 million), from RMB2,814.8 million for the same period of 2020.

•	Net income attributable to HUYA Inc. was RMB524.4 million (US$81.4 million) for the third quarter of 2021, compared with RMB253.0 million for the same period of 2020.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB180.0 million (US$27.9 million) for the third quarter of 2021, compared with RMB361.2 million for the same period of 2020.

•	Average mobile MAUs[2] of Huya Live in the third quarter of 2021 increased by 14.7% to 85.1 million, from 74.2 million in the same period of 2020.

•	Total number of paying users[3] of Huya Live in the third quarter of 2021 reached 6.0 million, compared with 6.0 million in the same period of 2020.

“During the recent summer period, we saw robust growth in mobile users based on our comprehensive content offerings, strong operational capabilities and continued promotion efforts. Huya Live’s average mobile MAUs reached 85.1 million in the third quarter of 2021, representing a year-over-year increase of 14.7% and a quarter-over-quarter increase of 9.7%,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “In light of the dynamic business environment, reinforcing our competitive advantages is pivotal to our continuing success. In this spirit, we will strive to promote new game launches, further enrich our content library, and advance product and service upgrades through innovation to meet diverse user demands as we continue to ensure a great user experience.”

Ms. Ashley Xin Wu, Vice President of Finance of Huya, commented, “We continued our sustained growth pathway in the third quarter by achieving 5.7% year-over-year top-line growth. And, against the backdrop of an evolving landscape, we strengthened our investment in quality content and content creators to cement our leading market position. Going forward, we will remain dedicated to driving user growth, improving monetization and enhancing our ecosystem.”

Third Quarter 2021 Financial Results

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. before share-based compensation expenses, and gain on fair value change and disposal of equity investments, net of income taxes. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Total net revenues for the third quarter of 2021 increased by 5.7% to RMB2,975.5 million (US$461.8 million), from RMB2,814.8 million for the same period of 2020.

Live streaming revenues decreased by 2.1% to RMB2,601.9 million (US$403.8 million) for the third quarter of 2021, from RMB2,657.2 million for the same period of 2020, primarily due to lower average spending per paying user on Huya Live.

Advertising and other revenues increased by 137.1% to RMB373.7 million (US$58.0 million) for the third quarter of 2021, from RMB157.6 million for the same period of 2020, primarily driven by the revenues from licensing of content.

Cost of revenues increased by 12.6% to RMB2,471.5 million (US$383.6 million) for the third quarter of 2021 from RMB2,194.3 million for the same period of 2020, primarily due to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs increased by 16.3% to RMB2,123.6 million (US$329.6 million) for the third quarter of 2021 from RMB1,826.7 million for the same period of 2020, primarily due to the increase in revenue sharing fees in relation to certain broadcaster incentive programs, and the increase in spending on e-sports content and content creators.

Bandwidth costs decreased by 14.2% to RMB178.0 million (US$27.6 million) for the third quarter of 2021 from RMB207.6 million for the same period of 2020, primarily due to improved bandwidth cost management and continued technology enhancement efforts.

Gross profit decreased by 18.8% to RMB504.0 million (US$78.2 million) for the third quarter of 2021 from RMB620.6 million for the same period of 2020, primarily due to the increased cost of revenues driven by higher revenue sharing fees and content costs. Gross margin was 16.9 % for the third quarter of 2021, compared with 22.0% for the same period of 2020.

Research and development expenses increased by 12.9% to RMB206.2 million (US$32.0 million) for the third quarter of 2021 from RMB182.7 million for the same period of 2020, primarily due to increased personnel-related expenses.

Sales and marketing expenses increased by 59.5% to RMB229.4 million (US$35.6 million) for the third quarter of 2021 from RMB143.8 million for the same period of 2020, primarily due to increased marketing expenses to promote the Company’s content, products, services and brand name, particularly including promotional activities for e-sports events and cooperation with various marketing channels during the summer vacations.

General and administrative expenses decreased by 32.6% to RMB80.1 million (US$12.4 million) for the third quarter of 2021 from RMB118.7 million for the same period of 2020, primarily due to lower share-based compensation expenses.

Operating income decreased by 62.7% to RMB83.1 million (US$12.9 million) for the third quarter of 2021 from RMB222.9 million for the same period of 2020. Operating margin was 2.8% for the third quarter of 2021, compared with 7.9% for the same period of 2020.

Interest and short-term investments income were RMB62.6 million (US$9.7 million) for the third quarter of 2021, compared with RMB75.9 million for the same period of 2020, primarily due to decreased interest rates.

Income tax expenses decreased by 19.9% to RMB40.6 million (US$6.3 million) for the third quarter of 2021 from RMB50.7 million for the same period of 2020.

Share of income in equity method investments, net of income taxes was RMB378.7 million (US$58.8 million) for the third quarter of 2021, compared with RMB0.2 million for the same period of 2020, primarily due to the investment income related to a disposal of equity investment.

Net income attributable to HUYA Inc. for the third quarter of 2021 was RMB524.4 million (US$81.4 million), compared with RMB253.0 million for the same period of 2020.

Non-GAAP net income attributable to HUYA Inc. for the third quarter of 2021, which excludes share-based compensation expenses, and gain on fair value change and disposal of equity investments, net of income taxes, was RMB180.0 million (US$27.9 million), compared with RMB361.2 million for the same period of 2020.

Diluted net income per American depositary share (“ADS”) was RMB2.17 (US$0.34) for the third quarter of 2021, compared with RMB1.05 for the same period of 2020. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB0.75 (US$0.12) for the third quarter of 2021, compared with RMB1.50 for the same period of 2020.

As of September 30, 2021, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB11,119.6 million (US$1,725.7 million), compared with RMB10,738.2 million as of June 30, 2021, primarily due to a cash inflow from a disposal of equity investment.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on November 9, 2021 (8:00 p.m. Beijing/Hong Kong time on November 9, 2021).

For participants who wish to join the call, please complete online registration using the link provided below 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/4691866

After registration is complete, please dial-in 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 16, 2021, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Replay Access Code:	4691866

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, and gain on fair value change and disposal of equity investments, net of income taxes. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, and gain on fair value change and disposal of equity investments, net of income taxes. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, and (ii) gain on fair value change and disposal of equity investments, net of income taxes add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change and disposal of equity investments, net of income taxes, which both may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to in this announcement could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,293,573	3,103,779	481,699
Restricted cash	164,889	2,741	425
Short-term deposits	5,974,790	7,006,098	1,087,329
Short-term investments	1,206,539	1,009,720	156,706
Accounts receivable, net	71,237	74,692	11,592
Amounts due from related parties, net	64,802	211,301	32,793
Prepayments and other current assets, net	495,108	934,951	145,102

Total current assets	11,270,938	12,343,282	1,915,646

Non-current assets
Deferred tax assets	48,313	26,451	4,105
Investments	467,206	582,213	90,358
Property and equipment, net	94,555	82,438	12,794
Intangible assets, net	62,796	90,717	14,079
Right-of-use assets, net	87,418	404,929	62,844
Prepayments and other non-current assets	379,461	150,542	23,364

Total non-current assets	1,139,749	1,337,290	207,544

Total assets	12,410,687	13,680,572	2,123,190

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	10,083	18,918	2,936
Advances from customers and deferred revenue	485,878	399,607	62,018
Income taxes payable	56,861	74,613	11,580
Accrued liabilities and other current liabilities	1,707,289	1,759,490	273,066
Amounts due to related parties	95,457	333,812	51,807
Lease liabilities due within one year	29,227	36,812	5,713

Total current liabilities	2,384,795	2,623,252	407,120

Non-current liabilities
Lease liabilities	57,620	51,216	7,949
Deferred tax liabilities	13,350	4,597	713
Deferred revenue	178,144	145,174	22,531

Total non-current liabilities	249,114	200,987	31,193

Total liabilities	2,633,909	2,824,239	438,313

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of September 30,
	2020	2021	2021
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2020 and September 30, 2021, respectively; 83,490,841 and 86,195,765 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	55	56	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2020 and September 30, 2021, respectively; 152,357,321 and 151,136,517 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	100	100	16
Additional paid-in capital	11,465,575	11,688,697	1,814,057
Statutory reserves	122,429	122,429	19,001
Accumulated deficit	(1,883,643)	(987,475)	(153,254)
Accumulated other comprehensive income	72,262	32,526	5,048

Total shareholders’ equity	9,776,778	10,856,333	1,684,877

Total liabilities and shareholders’ equity	12,410,687	13,680,572	2,123,190

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,657,208	2,579,178	2,601,854	403,801	7,496,755	7,573,307	1,175,359
Advertising and others	157,632	383,197	373,692	57,996	427,277	969,398	150,448

Total net revenues	2,814,840	2,962,375	2,975,546	461,797	7,924,032	8,542,705	1,325,807

Cost of revenues(1)	(2,194,263)	(2,381,056)	(2,471,536)	(383,576)	(6,253,627)	(6,943,488)	(1,077,612)

Gross profit	620,577	581,319	504,010	78,221	1,670,405	1,599,217	248,195

Operating expenses(1)
Research and development expenses	(182,683)	(207,899)	(206,203)	(32,002)	(518,597)	(613,173)	(95,163)
Sales and marketing expenses	(143,846)	(167,045)	(229,404)	(35,603)	(364,902)	(541,034)	(83,967)
General and administrative expenses	(118,741)	(72,130)	(80,073)	(12,427)	(348,953)	(236,294)	(36,672)

Total operating expenses	(445,270)	(447,074)	(515,680)	(80,032)	(1,232,452)	(1,390,501)	(215,802)

Other income, net	47,613	47,643	94,804	14,713	99,650	218,415	33,897

Operating income	222,920	181,888	83,134	12,902	537,603	427,131	66,290

Interest and short-term investments income	75,919	57,729	62,561	9,709	239,373	185,420	28,777
Gain on fair value change of investments	—	3,593	40,568	6,296	2,160	44,161	6,854
Other non-operating expenses	—	—	—	—	(10,010)	—	—
Foreign currency exchange gains (losses), net	4,677	722	(31)	(5)	2,277	(1,569)	(244)

Income before income tax expenses	303,516	243,932	186,232	28,902	771,403	655,143	101,677

Income tax expenses	(50,657)	(58,291)	(40,577)	(6,297)	(139,499)	(138,278)	(21,460)

Income before share of income (loss) in equity method investments, net of income taxes	252,859	185,641	145,655	22,605	631,904	516,865	80,217

Share of income (loss) in equity method investments, net of income taxes	154	610	378,724	58,777	(907)	379,303	58,867

Net income attributable to HUYA Inc.	253,013	186,251	524,379	81,382	630,997	896,168	139,084

Net income attributable to ordinary shareholders	253,013	186,251	524,379	81,382	630,997	896,168	139,084

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS*
-Basic	1.10	0.78	2.20	0.34	2.82	3.77	0.58
-Diluted	1.05	0.77	2.17	0.34	2.65	3.71	0.58
Net income per ordinary share
-Basic	1.10	0.78	2.20	0.34	2.82	3.77	0.58
-Diluted	1.05	0.77	2.17	0.34	2.65	3.71	0.58
Weighted average number of ADS used in calculating net income per ADS
-Basic	230,554,718	238,105,367	238,814,217	238,814,217	224,053,176	237,848,772	237,848,772
-Diluted	240,474,833	241,536,071	241,449,111	241,449,111	237,807,379	241,774,727	241,774,727

*	Each ADS represents one Class A ordinary share.
(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	17,352	12,969	11,883	1,844	47,939	41,473	6,437
Research and development expenses	42,552	32,226	34,720	5,388	114,070	103,687	16,092
Sales and marketing expenses	2,711	1,670	2,512	390	7,829	6,073	943
General and administrative expenses	45,549	20,636	21,714	3,370	156,383	67,474	10,472

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	620,577	581,319	504,010	78,221	1,670,405	1,599,217	248,195
Share-based compensation expenses allocated in cost of revenues	17,352	12,969	11,883	1,844	47,939	41,473	6,437

Non-GAAP gross profit	637,929	594,288	515,893	80,065	1,718,344	1,640,690	254,632

Operating income	222,920	181,888	83,134	12,902	537,603	427,131	66,290
Share-based compensation expenses	108,164	67,501	70,829	10,992	326,221	218,707	33,944

Non-GAAP operating income	331,084	249,389	153,963	23,894	863,824	645,838	100,234

Net income attributable to HUYA Inc.	253,013	186,251	524,379	81,382	630,997	896,168	139,084
Gain on fair value change and disposal of equity investments, net of income taxes	—	(3,619)	(415,190)	(64,436)	(1,620)	(418,809)	(64,998)
Share-based compensation expenses	108,164	67,501	70,829	10,992	326,221	218,707	33,944

Non-GAAP net income attributable to HUYA Inc.	361,177	250,133	180,018	27,938	955,598	696,066	108,030

Net income attributable to ordinary shareholders	253,013	186,251	524,379	81,382	630,997	896,168	139,084
Gain on fair value change and disposal of equity investments, net of income taxes	—	(3,619)	(415,190)	(64,436)	(1,620)	(418,809)	(64,998)
Share-based compensation expenses	108,164	67,501	70,829	10,992	326,221	218,707	33,944

Non-GAAP net income attributable to ordinary shareholders	361,177	250,133	180,018	27,938	955,598	696,066	108,030

Non-GAAP net income per ordinary share
-Basic	1.57	1.05	0.75	0.12	4.27	2.93	0.45
-Diluted	1.50	1.04	0.75	0.12	4.02	2.88	0.45
Non-GAAP net income per ADS
-Basic	1.57	1.05	0.75	0.12	4.27	2.93	0.45
-Diluted	1.50	1.04	0.75	0.12	4.02	2.88	0.45
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	230,554,718	238,105,367	238,814,217	238,814,217	224,053,176	237,848,772	237,848,772
-Diluted	240,474,833	241,536,071	241,449,111	241,449,111	237,807,379	241,774,727	241,774,727